Via EDGAR and E-mail

April 24, 2013

Michael McTiernan, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Dividend Capital Diversified Property Fund Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed April 10, 2013
File No. 000-52596

Dear Mr. McTiernan:

We are writing to provide information that addresses the comments you raised in your correspondence dated April 23, 2013 relating to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on April 10, 2013 (the “Preliminary Proxy Statement”). For your convenience, we have reproduced your comments below, along with our responses.

General

1.	Please provide us your detailed legal analysis of the applicability of Rules 13e-3, 13e-4 and 14e-5 and Regulation 14E to your ability, under the proposed charter amendment, to exercise the Right of First Refusal. Additionally, revise your disclosure (a) to disclose whether any increase in the Non-Compliant Tender Offer price would result in a similar increase in the price paid pursuant to your Right of First Refusal, even for shares acquired prior to the price increase in the Non-Compliant Tender Offer, (b) to provide more detail about the procedures that a shareholder would have to comply to offer its shares to you and the procedures you would follow in honoring such offers, (c) to explain what actions you would take if more shares are offered to you than the number of shares the bidder in the Non-Compliant Tender Offer seeks to acquire, and (d) to describe the consequences of a shareholder tendering into the offer without first offering those shares to you. Finally, describe the effect of any purchase of shares pursuant to the Right of First Refusal on your redemption program.

Response: Our response is broken out below by applicable rule. We have provided a marked copy of the changes to the proposal as Exhibit A to this letter.

Rule 13e-3

Although technically possible, we think it is exceedingly unlikely that any shares purchased pursuant to the Right of First Refusal (as defined in the proposed charter amendment) (the “ROFR”) would have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). Nevertheless, the Company is

Mr. McTiernan

U.S. Securities and Exchange Commission

April 24, 2013

cognizant of the rule and will not purchase any shares pursuant to the ROFR if the purchase would have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii).

Rule 13e-4

We believe that the ROFR does not trigger an “issuer tender offer” subject to Rule 13e-4. We reach this conclusion based on an analysis of the factors expressed in Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), and applied in subsequent cases by the Commission and its Staff in determining what constitutes a tender offer.

Analysis of the Wellman Factors

An analysis of the Wellman factors demonstrates that the ROFR should not be viewed as triggering a tender offer. Set forth below is an application of these factors to the ROFR.

1.	Active and widespread solicitation of public stockholders for the shares of an issuer.

Only a tender offer that is not otherwise subject to the provisions set forth in Regulation 14D of the Exchange Act – in other words, only so-called “mini-tender offers” – are subject to proposed Section 12.7. In order to avoid a mini-tender offer from being a Non-Compliant Tender Offer (as defined in the proposed charter amendment) (a “NCTO”) and therefore triggering the ROFR, a mini-tender offeror must comply with the requirements set forth in Regulation 14D of the Exchange Act. In addition, any such person must provide notice to the Company at least ten business days prior to initiating any such tender offer. The Company’s Board of Directors believes that because there is no trading market for the Company’s stock, it is important that the Company’s stockholders have adequate information to evaluate a mini-tender offer. The Board of Directors believes that the requirements in the charter with respect to mini-tender offers are beneficial to stockholders in making a decision on whether or not to tender in the event a mini-tender offer is commenced.

The Company will not actively solicit any stockholders for their shares pursuant to the ROFR. The Company has no control over whether, when, or on what terms a NCTO will be made. In fact, as disclosed in the Preliminary Proxy Statement, the Company’s goal with respect to this proposed charter amendment is to satisfy the requirement of the state securities administrators without affecting the deterrent effect of Section 12.7 of the charter on NCTOs. In other words, the Company wants to deter NCTOs, and we believe that Section 12.7 will have this effect. We do not believe it is appropriate to consider the Company to be “piggy backing” on the NCTO solicitation when the effect of the charter provision is actually to deter NCTOs.

Mr. McTiernan

U.S. Securities and Exchange Commission

April 24, 2013

2.	The offer to purchase is made at a premium over the prevailing market price.

We do not know the price at which a bidder will make a NCTO. Historically, mini-tender offers have been made for the securities of the Company and other non-listed REITs at prices that the companies believed to be below the fair value of the shares. We believe that mini-tender offers are generally made to stockholders of non-listed REITs to take advantage of the relative lack of liquidity of non-listed REITs and obtain shares at prices below their fair values. Thus, we do not expect a “premium” price to be offered. In fact, if the price were at a premium such that the Company provided a position statement pursuant to Rule 14e-2 recommending acceptance of the bidder’s tender offer, the Company would not wish to exercise the ROFR. Accordingly, the proposed amendment has been revised to provide that the Company may not accept shares offered pursuant to the ROFR if its position statement pursuant to Rule 14e-2 recommends acceptance of the bidder’s tender offer.

3.	The solicitation is made for a substantial percentage of the issuer’s stock.

As noted above, the Company will not be soliciting shares pursuant to the ROFR, so the Company cannot be viewed as making a solicitation for a substantial percentage of its shares. We do not believe it is appropriate to consider the Company to be “piggy backing” on the NCTO solicitation when the effect of the charter provision is actually to deter NCTOs. However, even the NCTO cannot be a solicitation for greater than 5% of a class of securities, because the charter provision only applies to mini-tender offers. Cases have provided that less than 5% is not a “substantial” percentage.1

4.	The terms of the offer are firm, rather than negotiable.

The terms of the ROFR are fixed and not negotiable. Normally, if the terms are fixed, this factor is deemed to create additional pressure and therefore indicate the presence of a tender offer. However, we do not believe that the ROFR will create any additional pressure compared to what exists from the NCTO. The only way that it could create additional pressure is if the additional burden of complying with the ROFR procedures reduced the amount of time the stockholder had to make a decision with regard to the NCTO. We believe it will be relatively simple for a stockholder to accept the NCTO if the ROFR offer is rejected by the Company, for the reasons below.

Under Rule 14e-1, the NCTO must remain open for at least 20 business days. We would expect that, during this time, the Company would have (a) issued its position statement pursuant to Rule 14e-2 (which must be issued no later than 10 business days from when the NCTO is first published, sent or given), (b) alerted stockholders of the charter requirement regarding the ROFR, and (c) allowed stockholders enough time to hear back from the Company regarding the ROFR and, if it is refused, tender their shares in the NCTO. In order to provide additional stockholder protections in this regard, the proposed amendment has been revised in a number of ways. First, the

[1]	See Crane Co. v. Harso Corp., 511 F. Supp. 294, 303 (D. Del. 1981).

Mr. McTiernan

U.S. Securities and Exchange Commission

April 24, 2013

Company may not exercise any ROFR until five business days after it has first published, sent or given its Rule 14e-2 position statement and notified stockholders whether the charter requirement regarding the ROFR applies (based on the Company’s good faith judgment, with consultation of legal counsel, of whether the tender offer is a NCTO, which shall be binding and conclusive on the matter), during which time any stockholder may withdraw its offer to sell securities to the Company. Second, the Company will decide whether to accept an offer to sell securities to the Company pursuant to the ROFR within the later of (a) five business days after it has first published, sent or given its Rule 14e-2 position statement or (b) five business days after it received the offer. Provided the Company learns of the NCTO within a reasonable time, the Company believes that these protective procedures will prevent a NCTO from expiring before the Company would have (a) issued its position statement pursuant to Rule 14e-2, (b) alerted stockholders of the charter requirement regarding the ROFR, and (c) allowed stockholders enough time to hear back from the Company regarding the ROFR and, if it is refused, tender their shares in the NCTO. We note that these procedures will require that a stockholder receive a Rule 14e-2 position statement at least five business days before committing to sell his or her shares, which might not otherwise be the case if the Company was not aware of the tender offer (a situation that can arise in the context of mini-tender offers). We believe this effect is consistent with the objectives of Regulation 14E and enhances protection of stockholders.

5.	The offer is contingent on the tender of a fixed number of shares.

The Company’s ability to accept the ROFR will not be contingent on any number of shares being offered to the Company. Thus, this factor suggests the ROFR is not a tender offer.

6.	The offer is open only for a limited period of time.

A stockholder may always offer to sell his or her shares to the Company, whether pursuant to the ROFR or otherwise. Thus, this factor suggests the ROFR is not a tender offer.

7.	The offeree is subjected to pressure to sell.

As discussed in item 4 above, we do not believe that the ROFR will create additional pressure on stockholders.

Mr. McTiernan

U.S. Securities and Exchange Commission

April 24, 2013

8.	A public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by a rapid accumulation of a large amount of securities.[2]

Other than in order to obtain approval of the charter amendment and to make necessary associated disclosures under the Securities Act of 1933 and the Securities Exchange Act of 1934, the Company will not publicly announce the charter amendment. In addition, the Company will publicly respond to any NCTO in compliance with Regulation 14E (which includes the release of a Rule 14e-2 position statement) and, as described above, advise stockholders of the applicability of the ROFR. However, we do not consider such activity to be the announcement of an “acquisition program,” nor will we accumulate a large amount of securities, as described in item 3 above. In addition, as described above, we do not believe it is appropriate to consider the Company to be “piggy backing” on the NCTO because the effect of the charter provision is actually to deter NCTOs.

The ROFR Withstands a “Totality of Circumstances” Analysis

We also note that some courts have rejected a rigid application of the Wellman test and have, instead, applied what the Company considers a reasonable “totality of circumstances” analysis.3 This analysis looks to all the circumstances surrounding the transaction to determine whether the chief objectives of the tender offer regulations and rules are being met, specifically, to remove the element of secrecy and undue pressure associated with such transaction, and to provide stockholders with adequate information to make an informed investment decision in connection therewith.4

We believe that the ROFR withstands such a “totality of circumstances” analysis. First, there is no secrecy as this will be a charter amendment put to a vote at a stockholder meeting that will require a majority of all outstanding shares to vote in favor of it. This also highlights that the stockholders themselves will be approving and accepting this charter provision. In addition, any NCTO will be subject to Regulation 14E, which will impose requirements on both the bidder and the Company, including that the bidder hold its offer open for at least 20 business days and that the Company issue a position statement within 10 business days from the date the NCTO is first published, sent or given. These requirements will serve to protect investors. As described above and below, we have also added a number of protections and clarifications to the proposed charter amendment. We submit that adding the additional layer of Rule 13e-4 requirements as a result of the ROFR is not warranted for the protection of investors, when the ROFR will not create any additional pressure.

Finally, courts have specifically mentioned full disclosure of the time in which to make investment decisions, withdrawal rights, and requirements for pro rata purchases of shares accepted in the event the offer is oversubscribed when referring to the substantive and procedural protections provided by Rule 13e-4.5 In order to provide more clarity in this regard, we have revised the proposed charter amendment to clarify that if we learn of a bona fide increase in the

[2]	The Wellman case did not include this eighth factor but acknowledged the Commission had listed an eighth factor in Hoover v. Fuqua Industries, Inc. See Wellman, 475 F. Supp. at 824.
[3]	See Hanson Trust PLC v. SCM Corp., 774 F.2d 47 (2d. Cir. 1985); see also Pin v. Texaco Inc., 793 F.2d 1448, 1454 (5th Cir. 1986) (applying same analysis to issuer tender offer case).
[4]	See, e.g., Wellman, 475 F. Supp. at 821-23; Pin, 793 F. 2d at 1454; and Hanson Trust, 774 F.2d at 54-56.
[5]	See SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 949 (9th Cir. 1985).

Mr. McTiernan

U.S. Securities and Exchange Commission

April 24, 2013

NCTO price before purchasing shares pursuant to the ROFR, any outstanding offer to sell securities to us pursuant to the ROFR shall be deemed to be revised to such higher price and from that point we will only purchase shares pursuant to the ROFR at such higher price, but the time period for us to decide whether to accept an offer to sell securities to us pursuant to the ROFR at such higher price shall be extended to provide us at least five business days from when we first learned of the higher price (we believe this extra time is consistent with the extension that would be required by Rule 14e-1(b) with respect to the NCTO). Any completed purchases of shares by us pursuant to the ROFR will not be affected by any price increases or other amendments to the NCTO. We also have provided more detail about the procedures of the ROFR, including that any shares purchased by the Company will be prioritized based on which stockholders first offered their shares to the Company, and explained that if more shares are offered to the Company than the number of shares the bidder seeks to acquire, the Company will in no event purchase more than the number of shares the bidder seeks to acquire. In addition, we have revised the proposed amendment to clarify that if a stockholder tenders into a NCTO without first offering those shares to the Company pursuant to the ROFR, the transfer may not be made until the ROFR procedures have been complied with, and that any purchases made pursuant to the ROFR will not require the Company to reduce purchases made under its share redemption programs. We believe that all of these procedural provisions are consistent with the purpose of the ROFR, which is to deter NCTOs. We also believe these clarifications address the questions in the latter part of your first comment.

Rule 14e-5 and Regulation 14E

Because, for the reasons described above, the ROFR is not an “issuer tender offer,” we do not believe it raises issues with respect to Rule 14e-5 or any other provisions under Regulation 14E relating to issuer tender offers.

Alternative

In the event that the Staff does not agree with our analysis set forth above, we will either (a) revise the proposal as shown on Exhibit B, or (b) remove the proposal entirely (which we may do if the relevant state securities examiners provide us with an extension with respect to the proposal). We would do this in hopes of expediting the resolution of this comment, and we would make corresponding changes throughout the proxy statement as needed.

2.	Describe the effect of your not receiving approval for this proposal on Section 12.7 of your charter. Will that section be eliminated from the charter? If not, will you be in noncompliance with the state regulatory agencies referenced in your proposal?

Response: We will clarify disclosure in the proxy statement to state that if the charter amendment proposal is not approved, Section 12.7 of our charter will remain the same as it is now. We will clarify that we do not believe that we would be in noncompliance with the state regulatory agencies if the proposal is not approved.

* * * *

Mr. McTiernan

U.S. Securities and Exchange Commission

April 24, 2013

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the Staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (303) 339-3609.

Sincerely,

/s/ M. Kirk Scott

M. Kirk Scott
Chief Financial Officer

cc:	Joshua Widoff, General Counsel

Robert. H. Bergdolt, DLA Piper LLP (US)

Christopher R. Stambaugh, DLA Piper LLP (US)

Exhibit A

PROPOSAL NO. 3: AMENDMENT OF THE COMPANY’S CHARTER TO ELIMINATE THE COMPANY’S ABILITY TO REDEEM SECURITIES HELD BY STOCKHOLDERS WHO MAKE A NON-COMPLIANT TENDER OFFER AND REPLACE IT WITH A RIGHT OF FIRST REFUSAL PROVISION

Section 12.7 of our charter requires any person making a tender offer for shares of our stock ~~(including~~that is not otherwise subject to the provisions set forth in Regulation 14D of the Exchange Act (which includes so-called “mini-tenders” structured to result in ownership of not more than 5% of a class of securities) to comply with the requirements set forth in Regulation 14D of the Exchange Act. In addition, any such person must provide notice to ~~the~~ us at least ten business days prior to initiating any such tender offer. A ~~tender~~mini-tender offer made without complying with these provisions is defined in our charter as a “Non-Compliant Tender Offer.” Section 12.7 provides us with certain remedies with respect to Non-Compliant Tender Offers. The Board of Directors believes that because there is no trading market for the Company’s stock, it is important that the Company’s stockholders have adequate information to evaluate a mini-tender offer. The Board of Directors believes that the requirements in our charter with respect to ~~tender~~mini-tender offers are beneficial to stockholders in making a decision on whether or not to tender in the event a mini-tender offer is commenced.

We commenced a public offering of Class A, Class W, and Class I shares of our common stock on July 12, 2012. Because our Class A, Class W, and Class I shares are not listed on a national securities exchange, we were required to register our public offering with the state securities administrator in each state in which we offer securities for sale. In offerings that are subject to their regulation, many states hold real estate investment trusts to the standards set forth in the Statement of Policy Regarding Real Estate Investment Trusts promulgated by the North American Securities Administrators Association, Inc. (the “NASAA REIT Guidelines”). In connection with the registration of our public offering, the securities administrators in Alabama, Kansas, and New Mexico identified a provision in our charter that varies from their interpretation of the NASAA REIT Guidelines. More specifically, they believe that the portion of Section 12.7 of our charter that permits us to acquire the shares of a person making a Non-Compliant Tender Offer conflicts with the NASAA REIT Guidelines As a condition to registering our ongoing public offering in these states, these securities administrators have required that we propose an amendment to remove this provision.

Accordingly, our Board of Directors has proposed the following amendment to our charter, has declared it advisable, and has directed that the amendment be submitted for consideration by our stockholders at the annual meeting. The proposed amendment would remove the portion of Section 12.7 of our charter that permits us to acquire the shares of a person making a Non-Compliant Tender Offer, and replace it with a provision that prohibits a stockholder from transferring shares to a person making a Non-Compliant Tender Offer unless such stockholder first offers the shares to us at the price offered in such Non-Compliant Tender Offer. We ~~will have ten business days after an officer of ours is informed of such an offer from a stockholder to either accept or refuse the offer, which we believe is a reasonable amount of time for us to consider the offer. We~~ refer to this proposed replacement provision as the “Right of First Refusal.”

        In order to provide us with the Right of First Refusal, a stockholder must complete a form provided by us (which will be provided promptly upon request and will contain submission instructions and withdrawal instructions) and submit the form in accordance with the instructions therein. We may not purchase any shares being offered pursuant to the Right of First Refusal until five business days after we have first published, sent or given the position statement required under Rule 14e-2 of the Exchange Act with respect to the Non-Compliant Tender Offer (which will state our recommendation, if any, with regard to the Non-Compliant Tender Offer), and unless we have notified stockholders in the position statement whether the Right of First Refusal applies (based on our good faith judgment, with consultation of legal counsel, of whether the tender offer is a Non-Compliant Tender Offer, which shall be binding and conclusive on the matter). Until we purchase shares pursuant to a Right of First Refusal, any stockholder that has offered shares to us in accordance with the Right of First Refusal may withdraw the offer by following the instructions provided by us with the offer submission materials, provided that they agree not to tender in the Non-Compliant Tender Offer without first remaking the offer to us pursuant to the Right of First Refusal. We will decide whether to accept an offer to sell securities to us pursuant to the Right of First Refusal within the later of (a) five business days after we have first published, sent or given the Rule 14e-2 position statement or (b) five business days after we received the completed offer form. We may not accept shares offered pursuant to the Right of First Refusal if we recommend acceptance of the Non-Compliant Tender Offer in the Rule 14e-2 position statement.

If we learn of a bona fide increase in the Non-Compliant Tender Offer price before purchasing shares pursuant to the Right of First Refusal, any outstanding offer to sell securities to us pursuant to the Right of First Refusal shall be deemed to be revised to such higher price and from that point forward we will only purchase shares pursuant to the Right of First Refusal at such higher price, but the time period for us to decide whether to accept an offer to sell securities to us pursuant to the Right of First Refusal at such higher price shall be extended to provide us at least five business days from when we first learned of the higher price. Any completed purchases of shares by us pursuant to the Right of First Refusal will not be affected by any price increases or other amendments to the Non-Compliant Tender Offer. Any shares purchased by us will be prioritized based on which stockholders first offered their shares to us. If more shares are offered to us than the number of shares the Non-Compliant Tender Offer bidder seeks to acquire, we will in no event purchase more than the number of shares the bidder seeks to acquire.

If a stockholder tenders into a Non-Compliant Tender Offer without first offering those shares to us pursuant to the Right of First Refusal, the transfer may not be made until the Right of First Refusal procedures have been complied with, which may result in us acquiring the shares. Any purchases made pursuant to the Right of First Refusal will not require us to reduce purchases under our share redemption programs.

We believe that the portion of Section 12.7 of our charter that currently permits us to acquire the shares of a person making a Non-Compliant Tender Offer acts as a deterrent against Non-Compliant Tender Offers, that is, it encourages tender offerors to notify us 10 business days prior to commencing a tender offer and to comply with the requirements set forth in Regulation 14D of the Exchange Act. This notice is important because it gives our Board of Directors time to evaluate the tender offer and take a position on it before our stockholders decide whether to tender. We believe that the removal of this provision as requested by the three state securities administrators referenced above, without a replacement provision, could lead to more Non-Compliant Tender Offers than would otherwise be the case. However, the proposed amendment would replace this provision with the Right of First Refusal. We believe the Right of First Refusal will act as an equally effective deterrent. Thus, we believe that the proposed amendment will, taken as a whole, have no impact on the number of Non-Compliant Tender Offers that occur. In fact, our goal with respect to this proposed charter amendment is to satisfy the requirement of the securities administrators as described above, without affecting the deterrent effect of Section 12.7 of our charter on Non-Compliant Tender Offers.

We do believe that the proposed Right of First Refusal will make it more cumbersome for a stockholder to transfer shares to a person making a Non-Compliant Tender Offer, and in some cases could eliminate a stockholder’s ability to do so or prevent a stockholder’s ability from accepting a higher price subsequently offered by the person making the Non-Compliant Tender Offer. Specifically, the Right of First Refusal would require a stockholder desiring to transfer shares to a person making a Non-Compliant Tender Offer to first offer their shares to us at the tender offer price offered in such Non-Compliant Tender Offer. This is an extra step for stockholders that could result in extra costs for them and could in some cases delay or prevent their ability to sell their shares at the tender offer price. For example, if a stockholder attempts to transfer shares in violation of this provision, the transfer may not be permitted. There may be a period of time that passes until the stockholder is made aware of this fact. At that time, in order to transfer the shares, the stockholder would still be required to first offer the shares to us at the tender offer price offered in the Non-Compliant Tender Offer, and we would have ~~ten~~the later of (a) five business days after we ~~are informed of the offer from the stockholder~~have first published, sent or given the Rule 14e-2 position statement or (b) five business days after we received the completed offer form, to either accept or refuse the offer. During the time that passes, the Non-Compliant Tender Offer may expire or become otherwise unavailable to the stockholder that wishes to transfer his or her shares. If we refused the offer to purchase the shares, the stockholder may have lost his or her ability to sell his or her shares at the tender offer price. In addition, it is possible that the bidder in the Non-Compliant Tender Offer may increase the offering price and we would not be required to match this increase with respect to shares already purchased pursuant to the Right of First Refusal.

If we purchase shares pursuant to the Right of First Refusal, a person making a Non-Compliant Tender Offer will be prevented from acquiring such shares. We do not believe that this will have a negative effect on the transferring stockholder, as he or she will receive the same consideration in either case.

If this proposal is approved by stockholders at the Annual Meeting, the proposed amendment to our charter described in this proposal will become effective upon the filing of Articles of Amendment with the State Department of Assessments and Taxation of Maryland. The Company intends to make this filing promptly after the Annual Meeting if this proposal is approved. If this proposal is not approved by stockholders at the Annual Meeting, the proposed amendment to our charter described in this proposal will not be implemented and Section 12.7 of our charter will remain the same as it is now. We do not believe that failure of this proposal to be approved will cause us or our offering to be non-compliant with the requirements of the securities administrators in Alabama, Kansas, and New Mexico, which have only asked us to put this amendment to a stockholder vote. The affirmative vote of a majority of the outstanding shares of our common stock is required to amend our charter as described in this proposal. Abstentions and broker non-votes, if any, will have the effect of votes against the amendment of our charter.

We show below the proposed amendment to our charter by including the relevant section of our charter with a single line through text we propose to delete and a single line underneath text we propose to add.

Tender Offer. The term “Tender Offer” shall mean a tender offer that is not otherwise subject to the provisions set forth in Regulation 14D of the Exchange Act.

Non-Compliant Tender Offer. The term “Non-Compliant Tender Offer” shall have the meaning as provided in Section 12.7 herein.

Right of First Refusal. The term “Right of First Refusal” shall have the meaning as provided in Section 12.7 herein.

Section 12.7. Tender Offers. If any Person makes a Tender Offer, such Person must comply with all of the provisions set forth in Regulation 14D of the Exchange Act, including, without limitation, disclosure and notice requirements, that would be applicable if the Tender Offer was for more than five percent of the outstanding Shares; provided, however, that such documents are not required to be filed with the Securities and Exchange Commission. In addition, any such Person must provide notice to the Corporation at least ten business days prior to initiating any such Tender Offer. ~~If any Person initiates a Tender Offer without complying with the provisions set forth above (a “Non-Compliant Tender Offer”), the Corporation, in its sole discretion, shall have the right, but not the obligation, to redeem such non-compliant Person’s Shares and any Shares acquired in such Tender Offer (collectively, the “Tendered Shares”) at a per Share price equal to the lowest of (i) the price then being paid per Common Share purchased in the Corporation’s latest Offering at full purchase price (not discounted for commission reductions or for reductions in sale price permitted pursuant to the Reinvestment Plan), (ii) the estimated value of a Share as determined in the Corporation’s most recent valuation pursuant to Regulatory Notice 09-09 of the Financial Industry Regulatory Authority, Inc., (iii) the fair market value of a Share as determined by an independent valuation obtained by the Corporation or (iv) the lowest tender offer price offered in such Non-Compliant Tender Offer. The Corporation may purchase such Tendered Shares upon delivery of the purchase price to the Person initiating such Non-Compliant Tender Offer~~

~~and, upon such delivery, the Corporation may instruct any transfer agent to transfer such purchased Shares to the Corporation. In addition, any~~ Any Person who makes a Tender Offer without complying with the provisions set forth above (a “Non-Compliant Tender Offer”)~~Non-Compliant Tender Offer~~ shall be responsible for all expenses incurred by the Corporation in connection with the enforcement of the provisions of this Section 12.7, including, without limitation, expenses incurred in connection with the review of all documents related to such Tender Offer ~~and expenses incurred in connection with any purchase of Tendered Shares by the Corporation. The Corporation maintains the right to offset any such expenses against the dollar amount to be paid by the Corporation for the purchase of Tendered Shares pursuant to this Section 12.7~~. In addition to the remedies provided herein, the Corporation may seek injunctive relief, including, without limitation, a temporary or permanent restraining order, in connection with any Non-Compliant Tender Offer. ~~Furthermore, no Stockholder may Transfer any Shares held by such Stockholder to a Person making a Non-Compliant Tender Offer unless such Stockholder shall have first offered such Shares to the Corporation at the tender offer price offered in such Non-Compliant Tender Offer. The Corporation shall have ten business days after an officer of the Corporation is informed of such an offer from a Stockholder to either accept or refuse the offer.~~

Furthermore, no Stockholder may Transfer any Shares held by such Stockholder to a Person making a Non-Compliant Tender Offer unless such Stockholder shall have first offered such Shares to the Corporation at the tender offer price offered in such Non-Compliant Tender Offer. In order to provide the Corporation with such right of first refusal (the “Right of First Refusal”), a Stockholder must complete a form provided by the Corporation (which will be provided promptly upon request and will contain submission instructions and withdrawal instructions) and submit the form in accordance with the instructions therein. The Corporation may not purchase any Shares being offered pursuant to the Right of First Refusal until five business days after the Corporation has first published, sent or given the position statement required under Rule 14e-2 of the Exchange Act with respect to the Non-Compliant Tender Offer, and unless the Corporation has notified Stockholders in the position statement whether the Right of First Refusal applies (based on the Corporation’s good faith judgment, with consultation of legal counsel, of whether the tender offer is a Non-Compliant Tender Offer, which shall be binding and conclusive on the matter). Until the Corporation purchases Shares pursuant to a Right of First Refusal, any Stockholder that has offered Shares to the Corporation in accordance with the Right of First Refusal may withdraw the offer by following the instructions provided by the Corporation with the offer submission materials, provided that they agree not to tender in the Non-Compliant Tender Offer without first remaking the offer to the Corporation pursuant to the Right of First Refusal. The Corporation will decide whether to accept an offer to sell securities to the Corporation pursuant to the Right of First Refusal within the later of (a) five business days after the Corporation has first published, sent or given the Rule 14e-2 position statement or (b) five business days after the Corporation has received the completed offer form. The Corporation may not accept shares offered pursuant to the Right of First Refusal if the Corporation recommends acceptance of the Non-Compliant Tender Offer in the Rule 14e-2 position statement. If the Corporation learns of a bona fide increase in the Non-Compliant Tender Offer price before purchasing Shares pursuant to the Right of First Refusal, any outstanding offer to sell securities to the Corporation pursuant to the Right of First Refusal shall be deemed to be revised to such higher price and from that point forward the Corporation will only purchase Shares pursuant to the Right of First Refusal at such higher price, but the time period for the Corporation to decide whether to accept an offer to sell securities to the Corporation pursuant to the Right of First Refusal at such higher price shall be extended to provide the Corporation at least five business days from when it first learned of the higher price. Any completed purchases of Shares by the Corporation pursuant to the Right of First Refusal will not be affected by any price increases or other amendments to the Non-Compliant Tender Offer. Any Shares purchased by the Corporation will be prioritized based on which Stockholders first offered their shares to the Corporation. If more Shares are offered to the Corporation than the number of Shares the Non-Compliant Tender Offer bidder seeks to acquire, the Corporation will in no event purchase more than the number of Shares the bidder seeks to acquire. If a Stockholder tenders into a Non-Compliant Tender Offer without first offering those Shares to the Corporation pursuant to the Right of First Refusal, the transfer may not be made until the Right of First Refusal procedures have been complied with, which may result in the Corporation acquiring the Shares. Any purchases made pursuant to the Right of First Refusal will not require the Corporation to reduce purchases made under its share redemption programs.

This Section 12.7 shall be of no force or effect with respect to any Shares that are then Listed.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR”

THE PROPOSED CHARTER AMENDMENT TO ELIMINATE THE COMPANY’S ABILITY TO REDEEM SECURITIES HELD BY STOCKHOLDERS WHO MAKE A NON-COMPLIANT TENDER OFFER AND REPLACE IT WITH A RIGHT OF FIRST REFUSAL PROVISION.

Exhibit B

PROPOSAL NO. 3: AMENDMENT OF THE COMPANY’S CHARTER TO ELIMINATE THE COMPANY’S ABILITY TO REDEEM SECURITIES HELD BY STOCKHOLDERS WHO MAKE A NON-COMPLIANT TENDER OFFER ~~AND REPLACE IT WITH A RIGHT OF FIRST REFUSAL PROVISION~~

Section 12.7 of our charter requires any person making a tender offer for shares of our stock ~~(including~~that is not otherwise subject to the provisions set forth in Regulation 14D of the Exchange Act (which includes so-called “mini-tenders” structured to result in ownership of not more than 5% of a class of securities) to comply with the requirements set forth in Regulation 14D of the Exchange Act. In addition, any such person must provide notice to ~~the~~ us at least ten business days prior to initiating any such tender offer. A ~~tender~~mini-tender offer made without complying with these provisions is defined in our charter as a “Non-Compliant Tender Offer.” Section 12.7 provides us with certain remedies with respect to Non-Compliant Tender Offers. The Board of Directors believes that because there is no trading market for the Company’s stock, it is important that the Company’s stockholders have adequate information to evaluate a mini-tender offer. The Board of Directors believes that the requirements in our charter with respect to ~~tender~~mini-tender offers are beneficial to stockholders in making a decision on whether or not to tender in the event a mini-tender offer is commenced.

We commenced a public offering of Class A, Class W, and Class I shares of our common stock on July 12, 2012. Because our Class A, Class W, and Class I shares are not listed on a national securities exchange, we were required to register our public offering with the state securities administrator in each state in which we offer securities for sale. In offerings that are subject to their regulation, many states hold real estate investment trusts to the standards set forth in the Statement of Policy Regarding Real Estate Investment Trusts promulgated by the North American Securities Administrators Association, Inc. (the “NASAA REIT Guidelines”). In connection with the registration of our public offering, the securities administrators in Alabama, Kansas, and New Mexico identified a provision in our charter that varies from their interpretation of the NASAA REIT Guidelines. More specifically, they believe that the portion of Section 12.7 of our charter that permits us to acquire the shares of a person making a Non-Compliant Tender Offer conflicts with the NASAA REIT Guidelines As a condition to registering our ongoing public offering in these states, these securities administrators have required that we propose an amendment to remove this provision.

Accordingly, our Board of Directors has proposed the following amendment to our charter, has declared it advisable, and has directed that the amendment be submitted for consideration by our stockholders at the annual meeting. The proposed amendment would remove the portion of Section 12.7 of our charter that permits us to acquire the shares of a person making a Non-Compliant Tender Offer~~, and replace it with a provision that prohibits a stockholder from transferring shares to a person making a Non-Compliant Tender Offer unless such stockholder first offers the shares to us at the price offered in such Non-Compliant Tender Offer. We will have ten business days after an officer of ours is informed of such an offer from a stockholder to either accept or refuse the offer, which we believe is a reasonable amount of time for us to consider the offer. We refer to this proposed replacement provision as the “Right of First Refusal.”~~.

~~We believe that the portion of Section 12.7 of our charter that currently permits us to acquire the shares of a person making a Non-Compliant Tender Offer acts as a deterrent against Non-Compliant Tender Offers, that is, it encourages tender offerors to notify us 10 business days prior to commencing a tender offer. This notice is important because it gives our Board of Directors time to evaluate the tender offer and take a position on it before our stockholders decide whether to tender. We believe that the removal of this provision as requested by the three state securities administrators referenced above, without a replacement provision, could lead to more Non-Compliant Tender Offers than would otherwise be the case. However, the proposed amendment would replace this provision with the Right of First Refusal. We believe the Right of First Refusal will act as an equally effective deterrent. Thus, we believe that the proposed amendment will, taken as a whole, have no impact on the number of Non-Compliant Tender Offers that occur. In fact, our goal with respect to this proposed charter amendment is to satisfy the requirement of the securities administrators as described above, without affecting the deterrent effect of Section 12.7 of our charter on Non-Compliant Tender Offers.~~

~~We do believe that the proposed Right of First Refusal will make it more cumbersome for a stockholder to transfer shares to a person making a Non-Compliant Tender Offer, and in some cases could eliminate a stockholder’s ability to do so. Specifically, the Right of First Refusal would require a stockholder desiring to transfer shares to a person making a Non-Compliant Tender Offer to first offer their shares to us at the tender offer price offered in such Non-Compliant Tender Offer. This is an extra step for stockholders that could result in extra costs for them and could in some cases delay or prevent their ability to sell their shares at the tender offer price. For example, if a stockholder attempts to transfer shares in violation of this provision, the transfer may not be permitted. There may be a period of time that passes until the stockholder is made aware of this fact. At that time, in order to transfer the shares, the stockholder would still be required to first offer the shares to us at the tender offer price offered in the Non-Compliant Tender Offer, and we would have ten business days after we are informed of the offer from the stockholder to either accept or refuse the offer. During the time that passes, the Non-Compliant Tender Offer may expire or become otherwise unavailable to the stockholder that wishes to transfer his or her shares. If we refused the offer to purchase the shares, the stockholder may have lost his or her ability to sell his or her shares at the tender offer price.~~

~~If we purchase shares pursuant to the Right of First Refusal, a person making a Non-Compliant Tender Offer will be prevented from acquiring such shares. We do not believe that this will have a negative effect on the transferring stockholder, as he or she will receive the same consideration in either case.~~

If this proposal is approved by stockholders at the Annual Meeting, the proposed amendment to our charter described in this proposal will become effective upon the filing of Articles of Amendment with the State Department of Assessments and Taxation of Maryland. The Company intends to make this filing promptly after the Annual Meeting if this proposal is approved. If this proposal is not approved by stockholders at the Annual Meeting, the proposed amendment to our charter described in this proposal will not be implemented and Section 12.7 of our charter will remain the same as it is now. We do not believe that failure of this proposal to be approved will cause us or our offering to be non-compliant with the requirements of the securities administrators in Alabama, Kansas, and New Mexico, which have only asked us to put this amendment to a stockholder vote. The affirmative vote of a majority of the outstanding shares of our common stock is required to amend our charter as described in this proposal. Abstentions and broker non-votes, if any, will have the effect of votes against the amendment of our charter.

We show below the proposed amendment to our charter by including the relevant section of our charter with a single line through text we propose to delete and a single line underneath text we propose to add.

Tender Offer. The term “Tender Offer” shall mean a tender offer that is not otherwise subject to the provisions set forth in Regulation 14D of the Exchange Act.

Non-Compliant Tender Offer. The term “Non-Compliant Tender Offer” shall have the meaning as provided in Section 12.7 herein.

Section 12.7. Tender Offers. If any Person makes a Tender Offer, such Person must comply with all of the provisions set forth in Regulation 14D of the Exchange Act, including, without limitation, disclosure and notice requirements, that would be applicable if the Tender Offer was for more than five percent of the outstanding Shares; provided, however, that such documents are not required to be filed with the Securities and Exchange Commission. In addition, any such Person must provide notice to the Corporation at least ten business days prior to initiating any such Tender Offer. ~~If any Person initiates a Tender Offer without complying with the provisions set forth above (a “Non-Compliant Tender Offer”), the Corporation, in its sole discretion, shall have the right, but not the obligation, to redeem such non-compliant Person’s Shares and any Shares acquired in such Tender Offer (collectively, the “Tendered Shares”) at a per Share price equal to the lowest of (i) the price then being paid per Common Share purchased in the Corporation’s latest Offering at full purchase price (not discounted for commission~~

~~reductions or for reductions in sale price permitted pursuant to the Reinvestment Plan), (ii) the estimated value of a Share as determined in the Corporation’s most recent valuation pursuant to Regulatory Notice 09-09 of the Financial Industry Regulatory Authority, Inc., (iii) the fair market value of a Share as determined by an independent valuation obtained by the Corporation or (iv) the lowest tender offer price offered in such Non-Compliant Tender Offer. The Corporation may purchase such Tendered Shares upon delivery of the purchase price to the Person initiating such Non-Compliant Tender Offer and, upon such delivery, the Corporation may instruct any transfer agent to transfer such purchased Shares to the Corporation. In addition, any~~ Any Person who makes a Tender Offer without complying with the provisions set forth above (a “Non-Compliant Tender Offer”)~~Non-Compliant Tender Offer~~ shall be responsible for all expenses incurred by the Corporation in connection with the enforcement of the provisions of this Section 12.7, including, without limitation, expenses incurred in connection with the review of all documents related to such Tender Offer ~~and expenses incurred in connection with any purchase of Tendered Shares by the Corporation. The Corporation maintains the right to offset any such expenses against the dollar amount to be paid by the Corporation for the purchase of Tendered Shares pursuant to this Section 12.7~~. In addition to the remedies provided herein, the Corporation may seek injunctive relief, including, without limitation, a temporary or permanent restraining order, in connection with any Non-Compliant Tender Offer. ~~Furthermore, no Stockholder may Transfer any Shares held by such Stockholder to a Person making a Non-Compliant Tender Offer unless such Stockholder shall have first offered such Shares to the Corporation at the tender offer price offered in such Non-Compliant Tender Offer. The Corporation shall have ten business days after an officer of the Corporation is informed of such an offer from a Stockholder to either accept or refuse the offer.~~ This Section 12.7 shall be of no force or effect with respect to any Shares that are then Listed.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR”

THE PROPOSED CHARTER AMENDMENT TO ELIMINATE THE COMPANY’S ABILITY TO REDEEM SECURITIES HELD BY STOCKHOLDERS WHO MAKE A NON-COMPLIANT TENDER OFFER ~~AND REPLACE IT WITH A RIGHT OF FIRST REFUSAL PROVISION~~.